EXHIBIT D
A Single insured fidelity bond in the following amount would have been acquired and maintained by each of the following investment companies had they not been named as an insured under a joint insured policy:
Investment Company	Assets as of 7/31/2016	Minimum Required Coverage

Pear Tree Funds
Small Cap Fund	$101,079,786	$525,000
Quality Fund	$125,217,646	$525,000
Emerging Markets Fund	$125,264,492	$525,000
Risk Parity Fund	$56,035,414	$400,000
Foreign Value Fund	$1,526,745,277	$1,500,000
Foreign Value Small Cap Fund	$530,864,543	$900,000